EASTERN VIRGINIA BANKSHARES, INC.

330 Hospital Road

Tappahannock, Virginia 22560

August 13, 2015

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Era Anagnosti, Legal Branch Chief
Erin Purnell, Staff Attorney

Eastern Virginia Bankshares, Inc.

Registration Statement on Form S-4

Response dated August 11, 2015

File No. 333-205701 (the “Registration Statement”)

Ladies and Gentlemen:

On behalf of Eastern Virginia Bankshares, Inc. (the “Company”), I submit this letter containing the Company’s response to the comment of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) on the above-referenced Registration Statement contained in the Staff’s letter, dated August 12, 2015, (the “Comment Letter”).

For ease of reference, the Staff’s comment is replicated below in italics and numbered to correspond with the paragraph number assigned in the Comment Letter. The comment is followed by the corresponding response of the Company.

Incorporation by Reference, page ii

1.	We note your response to comment one. Based on the beneficial ownership disclosure included in your latest Definitive Proxy Statement on Schedule 14A, affiliates of the company held 1,663,706 shares of common stock. Ownership reports filed by your directors and officers do not indicate that any significant dispositions have been made. Please explain how you derived the 552,513 number of shares of common stock held by affiliates as of July 6, 2015, which represents a decrease of over one million shares from the proxy beneficial ownership disclosure. In your analysis, please ensure to include a detailed account of shares excluded from your calculation of beneficial ownership, giving due regard to the requirements of Rule 13d-3 of the Exchange Act which defines a beneficial owner as a person who has or “shares” voting and/or investment power over the same securities. In addition, please also explain why your analysis changed from the time of the filing of the proxy statement to the filing of the Form S-4.

The Company respectfully notes the Staff’s comment.

The 552,513 shares of common stock noted in the Company’s prior response letter, dated August 11, 2015 (the “Prior Response Letter”) represent the total number of shares of common stock beneficially owned as of July 6, 2015 by affiliates of the Company as determined in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended. For this purpose, the Company’s affiliates are limited to its directors and executive officers, as no other shareholder controls or is controlled by, or is under common control with, the Company. Attached hereto as Exhibit A is a reconciliation of affiliate beneficial ownership of the Company as of April 1, 2015 (as disclosed in the Company’s Definitive Proxy Statement on Schedule 14A, filed on April 21, 2015 (the “Proxy Statement”)) and as of July 6, 2015 (the determination date stated in the Prior Response Letter).

The largest difference between affiliate beneficial ownership as stated in the Proxy Statement and as calculated on July 6, 2015 is an aggregate decrease of 1,060,725 in shares described as beneficially owned by Boris M. Gutin. This aggregate decrease is due to (i) Mr. Gutin’s acquisition on July 1, 2015 of 500 shares of common stock pursuant to an annual stock grant by the Company to its non-employee directors, and (ii) the Company’s recognition that Mr. Gutin does not have or share voting or investment power over 1,061,225 shares of common stock directly owned by GCP III EVB LLC (“GCP” and such 1,061,225 shares, the “GCP Shares”).

The Company has been advised by GCP that GCP Managing Partner III GP, LLC is the general partner of GCP Managing Partner III, L.P., which is the manager of GCP. The investment committee (the “Committee”) of GCP Managing Partner III GP, LLC has – acting as a body – voting and investment power over the GCP Shares. The Company has also been advised by GCP that (i) the Committee is comprised of four natural persons, one of whom is Mr. Gutin, (ii) the Committee may only act as a body through the majority vote of its four members and (iii) due to the majority vote requirement and the Committee’s size, no individual member of the Committee may make an investment or voting decision, or block the Committee from making an investment or voting decision, without the agreement of at least two other members of the Committee (that is, the Committee may only act through the majority vote of at least three of its four members).

Due to this organizational structure, the Company respectfully submits that Mr. Gutin as an individual member of the Committee has no power to vote, sell or dispose of the GCP Shares. Further, the other three members of the Committee individually have no power to vote, sell or dispose of the GCP Shares. As a result, the Company did not attribute sole beneficial ownership of the GCP Shares to Mr. Gutin when calculating the market value of shares of common stock held by non-affiliates in connection with the Registration Statement. Because the other three members of the Committee similarly have no individual power to vote, sell or dispose of the GCP Shares, the Company respectfully submits that the members of the Committee, as natural persons, cannot share such power. Because the Committee must act as a body and by majority vote, the Company respectfully submits that the Committee alone has investment and voting power over the GCP Shares.

The Company’s analysis of the beneficial ownership of the GCP Shares changed from the time of the filing of the Proxy Statement to the filing of the Registration Statement due to a more thorough understanding of the particular facts and circumstances relating to how investment and voting power over the GCP Shares is exercised, as discussed above.

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If you have any questions or comments regarding the foregoing, please do not hesitate to contact me at (804) 443-8404 or adam.sothen@bankevb.com.

Sincerely,

EASTERN VIRGINIA BANKSHARES, INC.

By:	/s/ J. Adam Sothen
J. Adam Sothen
Executive Vice President and Chief Financial Officer

Exhibit A – Analysis of Changes in Affiliate Beneficial Ownership

Name	Amount of Benefical Ownership Reported in Proxy	Increase (Decrease) in Beneficial Ownership	Reason for Change	Amount of Beneficial Ownership as of July 6, 2015
(amounts in shares of common stock; fractional shares rounded to whole figures)
Directors
John F. Biagas	47,218	500	Please see note 1.	47,718
W. Rand Cook	18,816	500	Please see note 1.	19,316
W. Gerald Cox	19,513	500	Please see note 1.	20,013
Michael E. Fiore, P.E.	11,001	500	Please see note 1.	11,501
F.L. Garrett, III	32,062	500	Please see note 1.	32,562
Boris M. Gutin	1,079,879	(1,060,725)	Please see discussion in the body of the response letter.	19,154
Ira C. Harris, Ph.D., CPA	9,354	500	Please see note 1.	9,854
Eric A. Johnson	35,798	500	Please see note 1.	36,298
W. Leslie Kilduff, Jr.	51,054	500	Please see note 1.	51,554
William L. Lewis	21,011	500	Please see note 1.	21,511
Charles R. Revere	33,880	(33,880)	Mr. Revere passed away on June 1, 2015.	0
Joe A. Shearin	82,591	(9,587)	Please see note 2.	73,004
Leslie E. Taylor, CPA	10,345	500	Please see note 1.	10,845
Jay T. Thompson, III	68,376	500	Please see note 1.	68,876
Named Executive Officers
Joseph H. James, Jr.	34,308	(6,500)	Please see note 2.	27,808
J. Adam Sothen	19,923	--	n/a	19,923
James S. Thomas	29,322	(6,000)	Please see note 2.	23,322
Ann-Cabell Williams	18,448	--	n/a	18,448
Non-Named Executive Officers (in the aggregate)
Bruce T. Brockwell, Mark C. Hanna and Douglas R. Taylor	40,807	--	n/a	40,807
TOTAL	1,663,706	(1,111,192)	n/a	552,514**

**	The total of 552,514 in this table differs from the figure of 552,513 provided in the Prior Response Letter due to differences in rounding of fractional shares. Specifically, share amounts in the table above are rounded on an individual holder basis, whereas the figure provided in the Prior Response Letter was rounded on an aggregate basis.

Note 1:	Annual stock grant to non-employee directors of 500 unrestricted shares of common stock in each case as of July 1, 2015.
Note 2:	The difference represents exercisable stock options that were included in the calculation of beneficial ownership in the Proxy Statement.